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                                                                      EXHIBIT 18

                                    FORM OF
                                    -------

                        MASSMUTUAL INSTITUTIONAL FUNDS
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                             AMENDED AND RESTATED
                             --------------------

                                RULE 18F-3 PLAN
                                ---------------

                            Adopted August 4, 1997

                                 Introduction


MassMutual Institutional Funds (the "Trust") is a Massachusetts business trust registered under the Investment Company Act of 1940 (the "1940 Act") as a diversified, open-end management investment company. Massachusetts Mutual Life Insurance Company (the "Adviser") is a mutual life insurance company organized under Massachusetts law. OppenheimerFunds Distributor, Inc. (the "Distributor") is a registered broker-dealer which serves as principal underwriter to the Trust. The Trust consists of seven separate series and expects to add up to six
(6) additional series (the "Funds"), each of which has and will have separate investment objectives. Prior to the adoption of this Amended and Restated Rule 18f-3 Plan, each Fund had four (4) classes of shares - Class 1, Class 2, Class 3 and Class 4. With the adoption of this Amended and Restated Rule 18f-3 Plan, each Fund will have three (3) classes of shares - Class A, Class Y and Class 4 (redesignated and referred to now as Class S).

This plan is prepared, and is being adopted by the Board of Trustees, pursuant to the requirements of Rule 18f-3 (the "Rule 18f-3 Plan").

                            Description of Classes

Class A. Class A shares are marketed primarily to defined contribution plans and defined benefit plans that qualify under section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), individual retirement accounts described in Code section 408, and tax-sheltered annuity custodial accounts described in Code section 403(b)(7). Class A shares may also be marketed to other institutional investors such as deferred compensation plans described in Code section 457, voluntary employees' beneficiary associations described in Code section 501(c)(9), other non-qualified deferred compensation plans or other institutional or sophisticated investors. Class A shares may also be offered to present or former officers, directors, trustees and employees (and their spouses, parents, children and siblings) of the Trust, the Adviser and its affiliates and retirement plans established by them for their employees. Class A shares may be offered with a front-end sales charge, as described from time to time, in the Porspectus and/or Statement of Additional Information included in the Trust's Registration Statement, as amended from time to time, provided that such front-end sales charge shall not exceed 5.75%. In cases where front-end sales charges are not imposed and Class A shares are offered at net asset value, there may be contingent deferred sales charges applied for redemptions occurring in the 12 month period occurring after the first purchase.

Class Y. Class Y shares are marketed primarily to non-qualified deferred compensation plans whereby the employer sponsor enters into an administrative services agreement with the Adviser, or an affiliate of the Adviser, with respect to administration of the plan. Class Y shares may also be marketed to defined contribution plans and defined benefit plans under Code section 401(a) and tax-sheltered annuity plans under Code Section 403(b), in each case with plan assets in excess of a determined amount and which enter into an administrative services or other agreement with the Adviser, or an affiliate of the Adviser. Class Y shares may also be marketed to other institutional investors, including other registered investment Companies (or any series thereof) advised by the Adviser or an affiliate of the Adviser. Class Y shares will be offered at net asset value without a front-end or contingent deferred sales charge.

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Class S. Class S shares are available only to the separate accounts of the
Adviser and life insurance company affiliates of the Adviser ("Separate Accounts"). Interests in the Separate Accounts are offered only to defined contribution plans and defined benefit plans under Code section 401(a) and certain other plans in accordance with the Federal securities laws and the rules and regulations thereunder. Class S shares are offered at net asset value without a front-end or contingent deferred sales charge. Class S shares were formerly known as Class 4 shares.

                            Servicing Arrangements

Class A. It is anticipated that Class A shares will primarily be marketed both through independent and affiliated broker/dealers with the assistance of independent intermediaries, but Class A shares also may be sold directly by employees of the Adviser. In addition, there may also be "direct" sales of Class A shares by employees of the Adviser in the case of Class A shares which are sold to participants of qualified plans who roll their plan distributions into individual retirement accounts. In either case, such employees of the Adviser shall be registered representatives of a broker-dealer affiliate of the Adviser.

Class Y. It is anticipated that Class Y shares will be marketed primarily through "direct" sales efforts of employees of the Adviser, but that there will also be sales by field representatives of the Adviser. In either case, employees of the Adviser shall be registered representatives of a broker-dealer affiliate of the Adviser. Class Y shares may also be marketed through independent and affiliated broker/dealers with the assistance of independent intermediaries.

Class S. Class S shares may be sold only to Separate Accounts. It is anticipated that there will not be any "direct" sales of Class S shares by employees of the Adviser and sales of Separate Accounts need not be made by registered representatives.

                        Servicing Arrangements -- Fees

In General. Each Fund has adopted or will adopt with respect to Class A shares a Service Plan and Agreement pursuant to Rule 12b-1 under the 1940 Act (a "Service Plan") which will provide for payment of service fees to the Adviser (the "Service Fee") for the rendering of personal services to Class A shareholders and/or maintenance of Class A shareholder accounts. The Adviser will not use the Service Fee charged to Class A within a Fund to support the distribution, marketing or shareholder services of any other class within the Fund. A defensive Rule 12b-1 Plan has been adopted for Class A and Class Y.

Class A. The Class A Service Plan provides that the Service Fee will be paid to the Adviser at an annual rate not to exceed .25% of the average daily net asset value of the Class A shares.

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Class Y. Class Y shares are not subject to any service fees, although the Class does have a defensive 12b-1 Plan. Any expenses related to sales and distribution would be borne by the Adviser and not by the Trust.

Class S. Class S shares are not subject to Rule 12b-1 fees because there are not expected to be any distribution or service expenses attributable to Class S due to the nature of the investors eligible to purchase Class S shares.

                          Administrative Arrangements

The Adviser has entered into a separate Administrative and Shareholder Services Agreement for each Fund pursuant to which the Adviser is compensated for administrative and shareholder services rendered and expenses incurred by it in the rendering of such services and for the cost of bearing some Class expenses, such as Federal and state registration fees, printing and postage. Each Agreement anticipates that the Adviser will provide extensive services to Class A, modest services to Class Y and limited services to Class S. The Trust, on behalf of each Fund, pays the Adviser a monthly fee for the services performed at an annual rate of the average daily net assets of the applicable class of shares of the Fund within the range specified below. The administrative services fee is an Identifiable Class Expense.

Also, as described above in the section entitled Distribution Arrangement -- Fees, Class A shares will bear a service fee which is used to compensate the Adviser for rendering personal services to shareholders and for expenses incurred by it in the rendering of such services.

                      Administrative Arrangements -- Fees

Each Class of each Fund shall bear an administrative fee as set forth in each Fund's Administrative and Shareholder Services Agreement. Such fees will vary from Class to Class and may vary from Fund to Fund. Set forth below is the range of administrative fees paid by each Class of the existing seven funds (the MassMutual Prime Fund, MassMutual Short-Term Bond Fund, MassMutual Balanced Fund, MassMutual Value Equity Fund, MassMutual Small Cap Value Equity Fund and MassMutual International Equity Fund).

Class A. Class A shares will bear an annual administrative service fee not to exceed a range of between .56% and .59%.

Class Y. Class Y shares will bear an annual administrative service fee not to exceed a range of between .31% and .44%.

Class S. Class S shares will bear an annual administrative service fee not to exceed a range of between .08% and .10%.

                    Voting and Other Rights and Obligations

Each share of the Trust, regardless of class, will have identical voting, dividend, liquidation and other rights, preferences, powers, restrictions, limitations, qualifications, designations and terms and conditions, except that:

     (a)  each class will have a different class designation;

     (b) each class offered in connection with a Rule 12b-1 Plan will bear the expense of the payments that would be made pursuant to such Rule 12b-1 Plan;

     (c) each class will also bear certain other expenses that are directly attributable only to the class (the "Identifiable Class Expenses" as described in more detail under "Allocation of Fund Expenses Identifiable Class Expenses); and

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        (d)  only the holders of the shares of the appropriate class involved will be entitled to vote on matters pertaining to a Rule 12b-1 Plan relating to such class (e.g., the adoption, amendment or termination of a Rule 12b-1 Plan) in accordance with the requirements and procedures set forth in Rule 12b-1;

        (e) each class will have separate voting rights on any matter submitted to shareholders in which the interest of one class differs from the interest of any other class; and

        (f) each class will have different exchange privileges described below.

Dividends paid by a Fund with respect to each class of shares, to the extent any dividends are paid, will be calculated in the same manner, at the same time, on the same day and will be in the same amount, except that fee payments made under the Rule 12b-1 Plans relating to a particular class of shares will be borne exclusively by such class and except that any Identifiable Class Expenses may be borne by the applicable class of shares.

                          Allocation of Fund Expenses

Unattributed Expenses. All expenses of the Trust that cannot be attributed directly to any one Fund will be allocated to each Fund based on the relative net assets of such Fund. All expenses of a Fund that can not be allocated to any one particular Class will be allocated to each Class based on the relative net asset of such Class. An independent expert previously reviewed the methodology and procedures for the proper allocation of expenses among Class 1, Class 2, Class 3 and Class 4 shares and the expert rendered a report that demonstrated that such methodology and procedures were adequate to ensure that such allocations will be made in an appropriate manner, subject to the conditions and limitations in the report (a copy of which is attached). The methodology and procedures for the proper allocation of expenses among Class A, Class Y and Class S shares will be the same as those reviewed by the independent expert for the Class 1, Class 2, Class 3 and Class 4 shares.

Identifiable Class Expenses. Identifiable Class Expenses will be allocated to a particular class of a Fund and are limited to:

     (a)  transfer agency fees attributable to a specific class of shares;

     (b) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of a specific class;

     (c)  Blue Sky registration fees incurred by a class of shares;

     (d)  SEC registration fees incurred by a class of shares;

     (e) shareholder and administrative service fees payable under each Fund's respective administrative service agreement; and

     (f) any other incremental expenses subsequently identified that should be properly allocated to one class which shall be approved by the Board and is consistent with Rule 18f-3 and any SEC interpretations thereof.


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                    Waivers and Reimbursements of Expenses

The Adviser may choose to reimburse or waive the Identifiable Class Expenses of certain classes on a voluntary, temporary basis. The amount of such expenses waived or reimbursed by the Adviser may vary from class to class. In addition, the Adviser may waive or reimburse expenses attributable to the Trust generally and/or expenses attributable to a Fund (with or without a waiver or reimbursement of Identifiable Class Expenses) but only if the same proportionate amount of such expenses are waived or reimbursed for each class. Thus, any expenses attributable to the Trust generally that are waived or reimbursed would be credited to each class of a Fund based on the relative net assets of the classes. Similarly, any expenses attributable to a Fund that are waived or reimbursed would be credited to each class of that Fund according to the relative net assets of the classes. The Adviser's flexibilty to waive expenses may be subject to tax considerations.

                            No Conversion Provision

In General. Class A, Class Y and Class S shares of the Funds do not have a conversion feature.

                              Exchange Provision

Class A. Shareholders of Class A shares of each Fund will generally be entitled to exchange those shares at net asset value for Class A shares of other Funds that offer Class A shares. Shareholders of Class A shares continue to be subject to the Rule 12b-1 Plan fee applicable to Class A shares after the exchange.

Class Y. Shareholders of Class Y shares of each Fund will generally be entitled to exchange those shares at net asset value for Class Y shares of other Funds that offer Class Y shares.

Class S. Shareholders of Class S shares of each Fund will generally be entitled to exchange those shares at net asset value for Class S shares of other Funds that offer Class S shares.

                                Effective Date

This Amended and Restated Rule 18f-3 Plan shall become effective upon the first issuance of Class A and Class Y shares.


Approved:                                       Date:
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Title:   Vice President and Secretary



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